Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

NOTICE OF CLASS B MEETING

to be held on Friday, August 12, 2022

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated June 30, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares (the “Class B Meeting”) of KE Holdings Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or soon after the Class A Meeting), on Friday, August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date

The board of directors of the Company has fixed the close of business on July 12, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to vote and attend the class B Meeting, with respect to Class B ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands no later than 6:00 p.m. on Monday, July 11, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B ordinary shares on the Share Record Date will be entitled to vote and attend the Class B Meeting.

Attending the Class B Meeting

Only holders of record of Class B ordinary shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at investors.ke.com.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on Wednesday, August 10, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Corporate Headquarters:	Registered Office:
Oriental Electronic Technology Building	Harneys Fiduciary (Cayman) Limited
No. 2 Chuangye Road	4th Floor, Harbour Place
Haidian District	103 South Church Street
Beijing 100086	P.O. Box 10240

PRC	Grand Cayman KY1-1002
Cayman Islands

June 30, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.